EXHIBIT 99.1

Student Transportation Inc. Mobile App Puts Real-Time School Bus Information in the Palm of Your Hand

Select Schools in New York, Florida, South Carolina, Illinois and California Among First in U.S. to Add SafeStop During New School Year

DANIEL ISLAND, S.C., Aug. 14, 2014 (GLOBE NEWSWIRE) -- Student Transportation Inc. (STI) (TSX:STB) (Nasdaq:STB), North America's third-largest provider of school bus transportation services, today announced the national rollout of SchoolWheels SafeStop™, a mobile app that allows parents, students and schools to securely pinpoint the location of a vehicle on its route to and from school. The app updates in real time with stop/arrival information and also includes notifications of when a student has boarded or exited the bus.

Built by STI's Technology and Innovation group in 2013, the app was successfully tested last school year in Brevard County, Fla., where STI subsidiary SchoolWheels Direct transports students attending the Millennium, Magnet and Charter Schools of Choice. A child's bus is displayed on a detailed map showing its current location in relation to the child's stop, so parents can monitor the bus along its route.

The SafeStop app is accessible from any device connected to the Internet – smartphones, tablets and desktop computers – and can be downloaded from the Apple App Store and Google Play. The app will be available to thousands of parents and students in select school districts in Florida, South Carolina, California and Illinois during the upcoming school year.

"The school bus arrival time guessing game will end for busy parents using our app as we continue to roll out our mobile platform across North America," said Keith Engelbert, STI Chief Technology Officer. "We developed this app to meet the needs of parents, students and school staff who value the security of knowing their child is transported safely to and from school every day. SafeStop provides a level of safety and security that gives parents peace of mind.

"Registering for the SafeStop app is easy," he added. "Parents in select schools simply log on to www.schoolwheels.com from any computer or mobile device to register for the app. They then can link to the Apple App Store or Google Play to download on a mobile device."

Engelbert said SafeStop is available to parents, other independent school bus contractors and in house transportation systems run by school districts. "Unlike other web-based tracking products currently in use, SafeStop is native to multiple mobile operating systems and can be deployed with existing routing and tracking systems," he said. "We serve over 375 school districts throughout North America, so we designed our service to work with numerous routing and GPS platforms currently on the market."

In New York State, the company will deploy the app with Batavia City School District parents and school staff. The SafeStop app includes alerts such as traffic or weather delays and other useful day-to-day transportation information, and will soon feature additional tools for parents including notifications of when a student has boarded or exited the bus.

"A variety of ridership usage technologies will be deployed with select schools, including Radio Frequency Identification (RFID) cards that will log each student's entry and exit from the vehicle," said Engelbert. "This ridership information will provide many benefits to school officials and drivers, as well as parents using the app."

To learn more about SchoolWheels Direct, SafeStop and how to enable your transportation system for the app, visit http://www.schoolwheels.com/swpcshop/pc/viewcontent.asp?idpage=3. For information about STI visit www.RideSTBus.com.

About Student Transportation

Founded in 1997, Student Transportation Inc. (TSX:STB) (Nasdaq:STB) is North America's third-largest and most progressive provider of school bus transportation services, operating more than 11,000 vehicles. Student Transportation's family of local companies delivers safe, reliable and cost-effective transportation solutions to school districts throughout the U.S. and Canada. Services are delivered by drivers, dispatchers, maintenance technicians, terminal managers and others who are caring members of their local communities. For more information, please visit rideSTBus.com.

About SchoolWheels Direct

SchoolWheels Direct, founded in 2011, provides safe, reliable and cost-effective school transportation services utilizing the latest technology to communicate with the parents and school districts. The schoolwheels.com parent and payment portal is the technology arm for this direct-to-parent school bus service, featuring online registration, pricing and payments, maps, routes, schools served, and reporting.

Forward-Looking Statements

Certain statements in this news release are "forward-looking statements" within the meaning of applicable securities laws, which reflect the expectations of management regarding, among other matters, STI's revenues, expense levels, cost of capital, financial leverage, seasonality, liquidity, profitability of new businesses acquired or secured through bids, borrowing availability, ability to renew or refinance various loan facilities as they become due, ability to execute STI's growth strategy and cash distributions, as well as their future growth, results of operations, performance and business prospects and opportunities. Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may," "will," "expect," "intend," "estimate," "anticipate," "believe," "should," "plans" or "continue" or similar expressions, and the negative forms thereof, suggesting future outcomes or events.

CONTACT: INVESTOR CONTACTS:

         Student Transportation Inc.

         Patrick J. Walker
         Executive Vice President and Chief Financial Officer

         Patrick T. Gallagher
         Marketing & Communications Manager
         (843) 884-2720
         Email: invest@rideSTBus.com
         Website: www.rideSTBus.com